January 27, 2025

Louis F. Januzzi
General Counsel
Omnicom Group Inc.
280 Park Avenue
New York, NY 10017

        Re: Omnicom Group Inc.
            Registration Statement on Form S-4
            Filed January 17, 2025
            File No. 333-284358
Dear Louis F. Januzzi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jason Morelli